EXHIBIT (a)(2)

                         Equity Resource Lexington Fund
                                44 Brattle Street
                               Cambridge, MA 02138

                                   May 9, 2002

                           Offer To Purchase Units in
                    Capital Realty Investors Ltd. Partnership
                                for $75 Per Unit

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Capital Realty Investors Ltd. Partnership (the "Partnership") for $75 per unit [See "THE OFFER--Introduction"]. This offer expires on June 10, 2002. If you are interested in selling your units, please read the enclosed offer carefully.

The Partnership currently holds limited partnership interests in fifteen limited partnerships (the "Local Partnerships"). The majority of these Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. [See "THE OFFER--Section 10--Certain Information Concerning the Partnership "].

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o    Eliminate Future Taxable Income
     On June 22, 2001, the property owned by Frenchman's Wharf I, one of the Local Partnerships, was transferred to an assignee of the property's mortgage lender. This transaction was a result of foreclosure proceedings on the property and was the primary reason that the Partnership generated $443 in taxable income per investment unit during 2001.

     That taxable income resulted in substantial tax liability for limited partners. While the Purchaser has no information regarding the Partnership's future activities, it is possible that similar transactions involving other Local Partnerships will take place in subsequent years. Limited partners who sell their units will terminate their investment in the Partnership and eliminate future tax liability associated with the ownership of their units. Please see "THE OFFER--Section 6--Certain Tax Consequences" for further information regarding the tax consequences of a sale of your units.

o    Opportunity for Liquidity
     The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for 19 years. Given the government restrictions and the long-term nature of the leases encumbering the Partnership's properties, the Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o    Offer Price May Not Represent the Full Value of Your Units
     No independent party has been retained by the Purchaser or any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is made as to any fairness or other measures of value that may be relevant to limited partners. Because of the two-tiered nature of the Partnership, the government-regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser was unable to calculate a net asset value (NAV) for units and the Purchaser's offer price may be viewed as speculative in nature. As a result, it is uncertain whether the offer price reflects the value that would be realized upon the sale of units by a limited partner to a third party. [See "THE OFFER-Introduction-Market Value of Units"]

o    Conflict of Interest
     The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

o    Effects of a Sale of Your Units
     Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

The Purchaser

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call D.F. King & Company, the information agent for this offer, toll-free at (800) 207-3158 or call them collect at (212) 493-6952.

Sincerely,


Equity Resource Lexington Fund LP